INVEST IN GRADEY

Academic virtual assistant to help kids succeed in school, just Ask Gradey!



Meet
GRADEY
Helping kids succeed in school!

askgradey.com Pittsburgh Pennsylvania

LEAD INVESTOR

Nick Bozovich Angel Investor, Chief Information Officer

I am investing in Gradey because I believe there is a large addressable market with fantastic potential product fit. Sanjay is a passionate founder with a solid background in building technology solutions and has spent a lot of time iterating on the idea for Gradey, its target customer base, and potential revenue streams as Gradey matures and the customer base grows over the coming years. There is a clear, measured approach to the initial build-out and launch to begin this process and I am excited to see what the coming year brings!

Invested $5,000 this round

Highlights

1. Huge market and growth potential with 55M+ students in US alone (Initial Target Market ~1M students)
2. Inexpensive Per Student $4.95/month subscription model
3. Initial market test showed out $5 Customer Acquisition Cost and 19% Conversion Rate
4. Gradey technology provides academic virtual assistant to help kids succeed in school
5. Gradey applies analytics and trending to individual student information empowering parents with data
6. Future affiliate marketing revenue opportunities (i.e. offering tutoring services in platform)

Our Team



Sanjay Akut Founder/CEO

Seasoned Chief Technology Officer and Carnegie Mellon alum with prior entrepreneur experience and 25+ years of leadership experience.



David Bock Chief Creative Officer

Extensive visual, creative, and design experience working with many startups on their branding and product stories.


GRADEY
Helping kids succeed in school

The problem starts with wanting to have a meaningful conversation with your child about their grades.


GRADEY
Every parent with a child in school
has asked this question
"What did you get on your math test
last week?"

However, trying to find those grades can be a timely and complicated process. Below is the current process you'd need to take through a school district's portal:


GRADEY
Problem
It is time consuming for busy parents to keep up with their kids grades
Lack of proactive notifications make timely conversations with your children difficult
Grade data is very static, lacking the "why" and "how" a grade affects overall academic goals.


GRADEY
Today, these are the steps to answer that question
Remember the URL of my school's portal
Login using credentials
Click to select the student you are interested in
Click Courses and Grades
Click the course you are interested in
Click the grading period you are interested in
Finally find the grade you wanted (have to do the math yourself)

Once you find the grade you're looking for, it's presented as "18/25," and doesn't mention what percentage of the total class grade it accounts for. You, the parent, are left to figure it out on your own. Does this raise your child's grade, or lower it? What about their GPA?

The solution Gradey provides is an academic virtual assistant that keeps up with grade information for parents and kids, providing instant access to grades along with analysis on how each grade affects overall academic success.


GRADEY
The Solution


GRADEY
A+
Gradey automatically keeps track of your kids' grades for you.
Gradey provides flexible proactive notifications allowing parents to instantly know about grades as they posted.
"What did Dylan get on his math test last week?" - is all you need to send to the Gradey virtual assistant to instantly get the answer to your question.
Gradey provides context to each grade, letting you know how your child is trending, providing guidance on what they need to do to reach their academic goals.

Gradey is an easy way for parents to find the information they're looking for, while providing insights into how certain grades affect overall academic goals.


GRADEY
The Product
Step 1
Parent registers with the Gradey app
Step 2
Gradey collects information from the parent portal throughout the day
Step 3
Gradey provides proactive notifications based on parents' preferences
Step 4
Parents can Ask Gradey about their kids' grades and get instant answers
GRADEY
Notifications
10
8


GRADEY
The Product
Gradey provides the context behind the grade based on trends
Parents can step in to help when needed, or provide praise and congratulations for a job well done.
GRADEY
Social Sciences
85%

The US market along is very large, with 50M+ students in public schools along with 5M+ students in private schools. International expansion in the future is absolutely possible, but our initial target market will focus on 1.1M students.


GRADEY
Market Size
1.1M Students
Initial Target Market
55.1M
Total Addressable
Market
50M students in public schools in the US.
5.1M students in private schools in the US.
Total Addressable Market - 55.1M Students
Initial Target Market:
• Large Private Schools ✅: 500k students
• Large Public School Districts✅: 500k students
• "Known" Parent Portals ✅: 100k students

Per student subscription model provides a low barrier to entry to provide parents with a tool to help their kids succeed in school. We plan to offer a "Family Discount" for families with 3 or more children, which would entice families to sign all their kids up at once and create a more "sticky" solution for their younger children.


GRADEY
Business Model
Monthly Subscription Model
Price is for each registered child in Gradey
FREE
14 Day
Trial
$4.95
per month
Per Child

Using the data shown in our marketing experiments, we believe our Customer Acquisition Cost is $5. Using a marketing budget of $1000/month, increasing by 10% each month, our projections lead us to more than $100k in revenue during our initial launch year of 2023, increasing to more than $700k revenue in 2024, and more than $2M in 2025. These models also assume a conservative LTV of a customer at 8 months, and we believe Gradey will be "more sticky" than that.


GRADEY
Financials Projections
Proven Customer Acquisition Funnel: Paid Ads
• Cost Per Click (CPC): $0.94
• Conversion Rate: 19%
• Customer Acquisition Cost (CAC): $5.00
(Initial adv. budget $1000/mo.)
Revenue Stream: Subscription Fees
• Revenue Stream Pricing: $4.95/Month
• Assumed CLV/LTV: 8 months
(SaaS subscription avg.)
US Dollars
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
29,002
108,650
155,165
713,960
298,696
2,139,395
2023
2024
2025
Marketing Expense
Revenue

Forward financial projections cannot be guaranteed

We have made a lot of progress so far, inclusive of our Proof of Concept builds having been connected with four separate portal systems. After this round of fundraising, we plan to build out a fully functional V1 of Gradey and soft launch in select markets (about 1M students). The seed round of fundraising will then allow us to build out further and market more widely, (hopefully) leading to a projected Series A raise in 2025.


GRADEY
Timeline


May 2022
Joined Launchpeer
June/July 2022
Ran Product Proof Test
August 2022
Gradey Inc. Incorporated
September 2022
Actively Preparing for Funding
4th Quarter 2022
Close Funding Round
Q1/Q2 2023
MVP Launch With Users
2nd Quarter 2023
2nd Funding Round
3rd Quarter 2023
Product Launch for 23/24 SY
1st Quarter 2025
Series A Round

GRADEY

Fundraising

Pre-Seed round raising $120,000 to complete MVP product build and launch over 3-6 months.

- **Development Team Resources for MVP Build**
- **Marketing Resources for MVP Launch**


Development - 87,000
Operations - 23,000
Marketing/Launch - 10,000

We are very excited about the future of Gradey and to have you as a part of this journey with us. If you have any questions at all, please reach out, as we are always excited to talk about Gradey!


GRADEY
Please reach out with any questions or for more information.
Sanjay Akut, Founder
sanjay.akut@meetgradey.com